Exhibit 99.60

News Release March 20th, 2025

Santacruz Silver Announces US$10 Million Initial Payment to Glencore under Voluntary Plan to Exercise Acceleration Option

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V: SCZ) (OTCQB: SCZMF) (FSE: 1SZ) (“Santacruz” or “the Company”) is pleased to announce that the Company has structured and implemented a plan to exercise its Acceleration Option to satisfy the Base Purchase Price owed to Glencore, by making payments on a schedule that aligns the accelerated timing whilst meeting the Company’s commitment to financial discipline and a strong balance sheet. The plan’s primary objective is to save the Company US$40 million.

The Company successfully completed the first component of this plan, an initial payment to Glencore of USD$10 million, on March 20, 2025. Moving forward under the plan, Santacruz will make bi-monthly payments of USD$7.5 million commencing in May 2025 until reaching a total of USD$40 million, with all payments scheduled to be completed by October 31, 2025. This structured plan reflects the Company’s commitment to fulfilling its obligations and achieving cost savings while maintaining financial discipline and strong cash reserves over time.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “This accelerated payment to Glencore highlights our strong financial discipline and commitment to seeking out and capitalizing on opportunities to enhance shareholder value. This payment plan is structured to preserve an optimal level of working capital while further strengthening the Company’s ability to achieve long-term growth and value creation objectives.”

Mr. Préstamo added: “We sincerely appreciate Glencore’s continuous support. Glencore’s professionalism and collaborative approach have been key to maintaining an exceptional business relationship, which has greatly contributed to our current success. We look forward to continuing this strong partnership in the future.”

Please refer to the Company’s October 3, 2024, and April 4, 2024 news releases for details on the payment structure for the Bolivian assets acquisition.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties in Latin America. The Bolivian operations comprise the Bolivar, Porco and the Caballo Blanco Group, which consists of the Tres Amigos and Colquechaquita mines. The Soracaya exploration project and San Lucas ore sourcing and trading business are also in Bolivia. The Zimapan mine is in Mexico.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo Elizondo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements regarding the Company’s payment of funds and exercise of the Acceleration Option.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks that the Company may not have sufficient funds to make payments in accordance with the Company’s plan or may fail to exercise the Acceleration Option, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, the assumption that the Company will that Company will have sufficient funds to exercise the Acceleration Option prior to the end of October, 2025.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.